UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             LOGAN'S ROADHOUSE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 541198 10 7
                        -------------------------------
                                 (CUSIP Number)

                                   JOHN M. DAY
                      c/o Maynard Capital Partners, L.L.C.
                              5151 Glenwood Avenue
                          Raleigh, North Carolina 27612
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               October 22, 1998
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 2 of 22 Pages
-----------------------------------             --------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            A Few Valuable Businesses Partnership
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                         (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            North Carolina
--------------------------------------------------------------------------------

  NUMBER OF    7  SOLE VOTING POWER
   SHARES         239,010
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          0
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          239,010
              ------------------------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           239,010
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.3%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 3 of 22 Pages
-----------------------------------             --------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            Team Partnership
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                       (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            North Carolina
--------------------------------------------------------------------------------

  NUMBER OF    7  SOLE VOTING POWER
   SHARES         22,765
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          0
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          22,765
              ------------------------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,765
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 4 of 22 Pages
-----------------------------------             --------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            Capital Partner Investments Partnership
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                        (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            North Carolina
--------------------------------------------------------------------------------


  NUMBER OF    7  SOLE VOTING POWER
   SHARES         326,000
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          0
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          326,000
              ------------------------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           326,000
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 5 of 22 Pages
-----------------------------------             --------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            John M. Day
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                         (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
--------------------------------------------------------------------------------


  NUMBER OF    7  SOLE VOTING POWER
   SHARES           51,265
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          741,010
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH            51,265
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                  741,010
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            792,275
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.0%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 6 of 22 Pages
-----------------------------------             --------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            Maynard Capital Partners, L.L.C.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                       (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

            NA
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            North Carolina
--------------------------------------------------------------------------------


  NUMBER OF    7  SOLE VOTING POWER
   SHARES         502,000
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          0
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          502,000
              ------------------------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           502,000
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 7 of 22 Pages
-----------------------------------             --------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            Investors Management Corporation
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                       (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

            NA
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            North Carolina
--------------------------------------------------------------------------------

  NUMBER OF    7  SOLE VOTING POWER
   SHARES         0
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          741,010
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          0
              ------------------------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  741,010
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            741,010
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.3%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 8 of 22 Pages
-----------------------------------             --------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            Gene T. Aman
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                         (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
--------------------------------------------------------------------------------

  NUMBER OF    7  SOLE VOTING POWER
   SHARES         11,950
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          0
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          11,950
              ------------------------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,950
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than one percent
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 9 of 22 Pages
-----------------------------------             --------------------------------



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            James Maynard
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                         (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

            NA
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
--------------------------------------------------------------------------------

  NUMBER OF    7  SOLE VOTING POWER
   SHARES         2,000
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          741,010
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          2,000
              ------------------------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  741,010
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            743,010
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.3%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 10 of 22 Pages
-----------------------------------             --------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            Maynard Trust
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                       (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
--------------------------------------------------------------------------------


  NUMBER OF    7  SOLE VOTING POWER
   SHARES         2,000
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          0
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          2,000
              ------------------------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,000
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than one percent
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 11 of 22 Pages
-----------------------------------             --------------------------------



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            Ronald M. Barbee
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                         (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

            NA
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
--------------------------------------------------------------------------------


  NUMBER OF    7  SOLE VOTING POWER
   SHARES         0
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          502,000
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          0
              ------------------------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  502,000
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            502,000
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 12 of 22 Pages
-----------------------------------             --------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OF ABOVE PERSON

            Worthy Companies Partnership
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                         (b) x
--------------------------------------------------------------------------------


3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            North Carolina
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER
   SHARES         176,000
              ------------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8  SHARED VOTING POWER
    EACH          0
              ------------------------------------------------------------------
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          176,000
              ------------------------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            176,000
--------------------------------------------------------------------------------



12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 13 of 22 Pages
-----------------------------------             --------------------------------

                                INTRODUCTION


      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned (the "Reporting Persons") hereby amend their Schedule 13D Statement dated January 8, 1998, as amended on August 14, 1998 and September 16, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Logan's Roadhouse, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D. The Reporting Persons consist of: A Few Valuable Businesses Partnership, a North Carolina general partnership ("AFVBP"); Team Partnership, a North Carolina general partnership ("Team Partnership"); Capital Partner Investments Partnership, a North Carolina general partnership ("Capital Partner"); John M. Day, a managing partner of Team Partnership and a co-managing partner of AFVBP ("Mr. Day"); Maynard Capital Partners, L.L.C. ("MCP"), a North Carolina limited liability company and the managing partner of each of Capital Partners and Worthy Companies Partnership; Investors Management Corporation, a North Carolina corporation, the other co-manager of AFVBP and controlling shareholder of MCP ("IMC"); Gene T. Aman ("Mr. Aman"); James Maynard, the majority shareholder of IMC ("Mr. Maynard"); the Maynard Trust, a family trust for which Mr. Maynard's wife is the trustee; Ronald M. Barbee, a managing partner of MCP ("Mr. Barbee"); and Worthy Companies Partnership, a North Carolina general partnership.

ITEM 1.     SECURITY AND ISSUER

            The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Logan's Roadhouse, Inc., a Tennessee corporation (the "Issuer"), the principal executive offices of which are located at 565 Marriott Drive, Suite 490, Nashville, Tennessee 37214.

ITEM 2.     IDENTITY AND BACKGROUND

(a)-(c),(f) Reporting Persons: The name, business address, present principal employment and citizenship of each Reporting Person is listed below.

1.          Name:                        A Few Valuable Businesses Partnership
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Principal Business:          invest in securities of privately and
                                         publicly-held companies

-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 14 of 22 Pages
-----------------------------------             --------------------------------

2.          Name:                        Team Partnership
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Principal Business:          invest in securities of privately and
                                         publicly-held companies

3.          Name:                        Capital Partner Investments Partnership
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Principal Business:          invest in securities of privately and
                                         publicly-held companies

4.          Name:                        John M. Day
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Present Principal Employment:   Managing Partner of Team Partnership
                                            and co-Managing Partner of each of
                                            AFVBP and MCP; Vice President of IMC
            Citizenship:                  United States

5.          Name:                        Maynard Capital Partners, L.L.C.
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Principal Business:          invest in securities of privately and
                                            publicly-held companies

6.          Name:                        Investors Management Corporation
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Principal Business:          invest in securities of privately and
                                           publicly held companies; holding
                                           company for Golden Corral Corporation

7.          Name:                        Gene T. Aman
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Present Principal Employment:   General Partner of Team Partnership
                                            and AFVBP and an officer of IMC.
            Citizenship:                 United States

8.          Name:                        James Maynard
            Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
            Present Principal Employment:  General Partner of Team Partnership
                                           and various other investment related
                                           partnership and ventures; Chairman of
                                           IMC
            Citizenship:                 United States

-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 15 of 22 Pages
-----------------------------------             --------------------------------

9.        Name:                        Maynard Trust
          Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612

10.       Name:                        Ronald M. Barbee
          Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
          Present Principal Employment:   a Managing Partner of MCP; Vice
                                          President of IMC
          Citizenship:                 United States

11.       Name:                        Worthy Companies Partnership
          Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
          Present Principal Employment:  invest in securities of privately and publicly held companies


   Enumerated Persons:

          Name:                        Richard A. Urquhart, III
          Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
          Present Principal Employment:   General Partner of Team Partnership
                                          and Vice President of IMC
          Citizenship:                 United States

          Name:                        John Amendola
          Business Address:            5151 Glenwood Avenue, Raleigh, NC 27612
          Present Principal Employment:   General Partner of Team Partnership
                                          and employee of MCP
          Citizenship:                 United States

          Name:                        Variety Wholesalers, Inc.
          Business Address:            3401 Gresham Lake Road, Raleigh, NC 27615
          Principal Business:          A North Carolina corporation engaged in
                                          the business of operating retail
                                          outlet stores; Also serves as a
                                          General Partner of Capital Partners.

          Name:                        John W. Pope
          Business Address:            3401 Gresham Lake Road, Raleigh, NC 27615
          Present Principal Employment:   Executive Officer of Variety
                                          Wholesalers, Inc.; Serves as a
                                          General Partner of Capital Partners.

-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 16 of 22 Pages
-----------------------------------             --------------------------------

      The executive officers and directors of Investors Management Corporation are as follows:

                  Name                          Position

                  James H. Maynard        Chairman, President, Chief Executive
                                          Officer, Treasurer and Director
                  Gene T. Aman            Vice President
                  Ronald M. Barbee        Vice President
                  John M. Day             Vice President
                  Richard A. Urquhart III Vice President-Finance, and Secretary
                  Doris F. Baldwin        Assistant Secretary
                  Robert B. Heyward       Assistant Secretary
                  Wayman O. Leftwich, Jr. Director
                  Paul A. DelaCourt       Director
                  Ira J. Hechler          Director
                  Louis W. Sewell         Director

       (b) The address of each of the enumerated executive officers is the principal offices of Investors Management Corporation.

       (c) The principal employment and name and principal business of the employer of each of the enumerated Investors Management Corporation executive officers and directors is as follows: Messrs. Maynard, Aman, Barbee, Day, Urquhart, Baldwin and Heyward are employed at Investors Management Corporation in the capacities described above. Mr. Leftwich is a retired IMC executive. Mr. DelaCourt is a self-employed consultant at 7108 Grand View Court, Raleigh, North Carolina 27615. Mr. Hechler is a private investor employed by Ira J. Hechler Associates at 45 Rockefeller Plaza, Suite 1701, New York, New York 10111. Mr. Sewell is a private investor with a mailing address at P.O. Box 536, Jacksonville, North Carolina 28540.

(d) and (e) During the last five (5) years, none of the Reporting
            Persons or the enumerated persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Each of the enumerated persons is a United States citizen.

-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 17 of 22 Pages
-----------------------------------             --------------------------------

THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO THE INDICATED REPORTING PERSONS AND ALL ENUMERATED PERSONS SET FORTH ABOVE.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            No material change.

ITEM 4.     PURPOSE OF TRANSACTION

            No material change.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The Reporting Persons may be deemed to be members of a "group" as a result of their relationships and affiliations with one another. Each of the Reporting Persons disclaims beneficial ownership of all securities of the Issuer owned by each of the others, and also disclaims status as a "group" upon any basis, or for any purpose, other than their relationships and affiliations with one another as described herein.

(a) and (b) Set forth in the table below are the number and percentage of shares of the Issuer's Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person at the date of this Statement.


                                                       No. of Shares      No. of Shares
                                                        Beneficially    Beneficially Owned       Aggregate No.  Percentage
                                                        Owned with      with Shared Voting         of Shares     of Shares
                                                     Sole Voting and      and Dispositive        Beneficially   Beneficially
              Name                                   Dispositive Power        Power                 Owned          Owned*
-----------------------------                        -----------------  ------------------      --------------  ------------
A Few Valuable Business
  Partnership (AFVBP)                                      239,010                   0             239,010              3.3%
Team Partnership                                            22,765                   0              22,765              0.3%
Capital Partner Investments
  Partnership                                              326,000                   0             326,000              4.5%
John M. Day                                                 51,265(1)          741,010(2)          792,275             11.0%
Maynard Capital Partners,L.L.C. (MCP)                      502,000(3)                0             502,000              7.0%
Investors Management Corporation (IMC)                           0             741,010(4)          741,010             10.3%
Ronald M. Barbee                                                 0             502,000(5)          502,000              7.0%
Gene T. Aman                                                11,950                   0              11,950               **
James Maynard                                                2,000(6)          741,010(7)          743,010             10.3%
Maynard Trust                                                2,000                   0               2,000               **
Worthy Companies Partnership                               176,000                   0             176,000              2.5%
                                                           -------                                                     ----

      Group Totals                                         806,225                                                     11.2%

---------------------------------
   * The percentage figures assume that the Issuer has outstanding 7,190,401 shares of Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 12, 1998.

  **  Less than one-tenth of one percent.

-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 18 of 22 Pages
-----------------------------------             --------------------------------

 (1) Includes the 22,765 shares held of record by Team Partnership, of which Mr. Day is the managing General Partner.

 (2) Includes the 239,010 shares held of record by AFVBP, of which Mr. Day is a co-managing General Partner, and the 326,000 and the 176,000 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which Mr. Day is a co-managing General Partner of the managing General Partner, MCP.

 (3) Reflects the shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, with respect to each of which MCP is the managing General Partner.

 (4) Includes the 239,010 shares held of record by AFVBP, of which IMC is a co-managing General Partner, and the 326,000 and the 176,000 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which IMC is a co-managing General Partner of the managing General Partner, MCP.

 (5) Includes the 326,000 and 176,000 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which Mr. Barbee is a co-managing General Partner of the managing General Partner, MCP..

 (6) Reflects the 2,000 shares held of record by the Maynard Trust, with respect to which Mr. Maynard's wife is the trustee.

 (7) Includes the 239,010 shares held of record by AFVBP, of which Mr. Maynard is the majority shareholder of the co-managing General Partner, IMC, and the 326,000 and the 176,000 shares held of record by Capital Partner Investments Partnership and Worthy Companies Partnership, respectively, with respect to each of which IMC is a co-managing General Partner of the managing General Partner, MCP.

      The remaining enumerated persons listed in Item 2 do not hold any beneficial ownership of the Issuer, other than through the relationships and affiliations described herein.

       (c) The following is a description of the transactions in the Issuer's Common Stock effected by the Reporting Persons since their most recent filing on September 16, 1998:

             (i)  Worthy Companies Partnership
                                                           Avg.
                                                           Cost
                                    Shares      Trade      Per
         Broker                     Acquired      Date      Share     Total Cost
         -------------------------  ----------  ---------  ---------  ----------
         Wheat First Securities      10,000      9/17/98    $16.38     $163,750
         Wheat First Securities       2,500      9/17/98     16.25       40,625
         J.C. Bradford               26,000     10/22/98     14.25      370,500

-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 19 of 22 Pages
-----------------------------------             --------------------------------




(ii)  A Few Valuable Businesses Partnership

                                                           Sale
                                                           Price
                                    Shares      Trade      Per
         Broker                     Acquired      Date      Share       Total
         -------------------------  ----------  ---------  ---------  ----------
         J.C. Bradford               33,000     10/22/98    $14.25     $470,250



(iii) Capital Partner Investments Partnership

                                                           Sale
                                                           Price
                                    Shares      Trade      Per
         Broker                     Acquired      Date      Share       Total
         -------------------------  ----------  ---------  ---------  ----------
         J.C. Bradford               40,000     10/22/98    $14.25     $570,000



(iv)  Team Partnership

                                                           Sale
                                                           Price
                                    Shares      Trade      Per
         Broker                     Acquired      Date      Share       Total
         -------------------------  ----------  ---------  ---------  ----------
         J.C. Bradford                1,000     10/22/98    $14.25      $14,250


       (d)  None.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            To the best knowledge of each of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      None.

-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 20 of 22 Pages
-----------------------------------             --------------------------------

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 1998

                           A Few Valuable Businesses Partnership


                           By:/s/ John M. Day
                              _______________________________________ (SEAL)
                              John M. Day,
                              Managing Partner


                           Team Partnership


                           By:/s/ John M. Day
                              _______________________________________ (SEAL)
                              John M. Day,
                              Managing Partner



                           Capital Partner Investments Partnership


                           By:/s/ John M. Day
                              _______________________________________ (SEAL)
                              John M. Day,
                              Managing Partner



                           Maynard Capital Partners, L.L.C.


                           By:/s/ John M. Day
                              _______________________________________ (SEAL)
                              John M. Day,
                              Managing Partner

-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 21 of 22 Pages
-----------------------------------             --------------------------------

                           Investors Management Corporation


                           By:/s/ John M. Day
                              _______________________________________
                              John M. Day,
                              Attorney-in-Fact(1)


                           Maynard Trust


                           By:/s/ John M. Day
                              _______________________________________
                              John M. Day,
                              Attorney-in-Fact(1)


                           /s/ John M. Day
                           ___________________________________________ (SEAL)
                           John M. Day


                           Gene T. Aman


                           By: /s/ John M. Day
                               _____________________________________ (SEAL)
                               John M. Day
                               Attorney-in-Fact(1)


                           James Maynard


                           By:/s/ John M. Day
                              ________________________________________ (SEAL)
                              John M. Day,
                              Attorney-in-Fact(1)


                           Ronald M. Barbee


                           By: /s/ John M. Day
                               ________________________________(SEAL)
                               John M. Day,
                               Attorney-in-Fact(1)

----------

(1) A power of attorney authorizing Mr. Day to act on behalf of certain of the Reporting Persons for the purpose of complying with Sections 13(d) and 13(g) of the Act previously has been filed with the Securities and Exchange Commission.

-----------------------------------             --------------------------------
CUSIP No. 541198 10 7                                 Page 22 of 22 Pages
-----------------------------------             --------------------------------



                                    Worthy Companies Partnership


                                    By:/s/ John M. Day
                                       _________________________________(SEAL)
                                       John M. Day,
                                       Managing Partner